

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via E-Mail
Mr. Todd Alan Brooks
President and Assistant Secretary
ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, Texas 77010

> **Re: ZaZa Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 22, 2011**
> **File No. 333-177264**
>
> **Toreador Resources Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 22, 2011**
> **File No. 1-34216**

Dear Mr. Brooks:

   We have reviewed the amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

ZaZa Energy Corporation

Form S-4

Background of the Transaction, page 54

1.   We note your revisions to the May 31, 2011 meeting response to prior comment 17. You indicate that Mr. McKenzie discussed the execution risk associated with each option, including whether stockholder approval would be necessary, whether regulatory agencies in the U.S. and/or France would need to approve a transaction and whether intermediate funding or accessing the capital markets was necessary to complete the transaction. If

material to the Board's determination to pursue the transaction with ZaZa, expand the discussion to describe the execution risk for each option. We note that this is also discussed at the July 7 and 8 meetings.

Material U.S. Federal Tax Consequences, page 82

2.   We note your response to comment 29 from our letter to you dated November 10, 2011. Please further revise this section to clarify which portions of the disclosure which follows the first paragraph under "U.S. Federal Income Tax Consequences of the Merger" also constitute the opinion of named counsel.

Also revise the discussion under "Tax Opinion or Ruling" to state explicitly that you will recirculate and resolicit the vote in the circumstances described. See Staff Legal Bulletin No. 19 at Sections III.D.2 and D.3 (October 14, 2011).

Compensation of ZaZa Managing Partners, page 152

3.   It is not to clear to the staff whether the disclosure in this section includes the compensation which may be awarded pursuant to Section 8 of Exhibit 10.21. Please advise or revise.

Financial Statements of ZaZa Energy, LLC, page F-1

Note 1: Organization and Description of Business Activities, page F-7

Exploration and Development Agreement, page F-7

4.   We have read your response to prior comment 37, regarding your classification of cash advances received from Hess Corporation. We understand these amounts represent funding for the joint venture between you and Hess Corporation; amounts which if not representing proceeds for oil and gas property conveyances, would ordinarily be considered financing activities under FASB ASC 230-10-20. Therefore, considering your status as both operator and partner in the joint venture, we do not see adequate rationale for your re-characterization of these funds as operating cash flows. Further, the guidance in FASB ASC 230-10-20 clarifies that operating cash flows are generally "the cash effects of transactions and other events that enter into the determination of net income." We understand that your financial presentation does not conform with these requirements. Please submit any details which you believe would support an alternative view. Also explain how the acquisitions and conveyances are structured, and the extent to which these are reflected in your financial statements; include details sufficient to understand the method of attributing value to any interests retained under the agreement.

5.   Submit the disclosure revisions necessary to clarify how the $9.8 million in bonus income you have recognized during 2010 reconciles with the $260 million in leases that were acquired during the year ended December 31, 2011, according to your disclosure. It

should be clear why the bonus income does not approximate 10% of the acquired leases, as the terms of your arrangement would suggest. Tell us the extent to which proportionate consolidation of the joint venture has impacted each line item in your financial statements for 2010 and the subsequent interim period.

6.   Please explain why you believe that cash received from Hess Corporation which is designated for use in the joint venture activities or in acquiring the related property interests does not need to be reported as restricted on your balance sheet to comply with Rule 5-02.1 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lily Dang at (202) 551-3867 or Michael Fay at (202) 551-3812 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       W. Mark Young
       Andrews Kurth LLP